# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SMART SHARE GLOBAL LIMITED, CIK 0001834253
CUSIP: 83193E102
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai, China (F4), 200335
Date of event which requires filing of this statement: 12/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001076809

## Reporting persons
- Glazer Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,603,856; sole dispositive power 0; shared dispositive power 22,603,856; aggregate amount beneficially owned 22,603,856 (5.22% of the class)
- Paul J. Glazer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,603,856; sole dispositive power 0; shared dispositive power 22,603,856; aggregate amount beneficially owned 22,603,856 (5.22% of the class)

## Item 1. Issuer
Name of issuer: SMART SHARE GLOBAL LIMITED
Address of issuer's principal executive offices: 6th Floor, 799 Tianshan W Road, Changning District, Shanghai 200335 The People's Republic of China

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Glazer Capital, LLC, a Delaware limited liability company ("Glazer Capital"), with respect to the shares of Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the "Glazer Funds"); and

(ii) Mr. Paul J. Glazer ("Mr. Glazer"), who serves as the Managing Member of Glazer Capital, with respect to the shares of Common Stock held by the Glazer Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock (as defined in Item 2(d)) reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 250 West 55th Street, Suite 30A, New York, New York 10019.
Citizenship: Glazer Capital is a Delaware limited liability company. Mr. Glazer is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 11,301,928 American depositary shares representing 22,603,856 Class A ordinary shares.
Percent of class: The percentages provided herein are based on 433,223,191 Class A ordinary shares issued and outstanding as of July 31, 2025, as disclosed in the Agreement and Plan of Merger dated as of August 1, 2025, filed as an exhibit to the issuer's Form 6-K filed with the Securities and Exchange Commission on August 1, 2025. As a result, the Reporting Persons may be deemed to beneficially own 5.22%.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 11,301,928 American depositary shares representing 22,603,856 Class A ordinary shares.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: The responses of the Reporting Persons to rows (5) through (11) of the cover pages to this Schedule 13G are incorporated herein by reference. Rows (6), (8) and (9) represent 11,301,928 American depositary shares representing 22,603,856 Class A ordinary shares.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Glazer Capital, LLC: Paul J. Glazer, Paul J. Glazer, Managing Member (12/29/2025)
- Paul J. Glazer: Paul J. Glazer, Paul J. Glazer (12/29/2025)